                                                                   Exhibit 99.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited interim financial statements included herein as well as the revised audited consolidated financial statements for the year ended June 30, 2006 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the three-month and nine-month periods ended March 31, 2007 as compared to the three-month and nine-month periods ended March 31, 2006. This review was performed by management with information available as of May 14, 2007.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company has three lead products: AZD-103 for the treatment of Alzheimer's disease, E1-I.N.T.(TM), and GLP1-I.N.T.(TM) for the treatment of diabetes. Transition also has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine.

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development, such as those with employees, collaborators, or other third parties, will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During the nine-month period ended March 31, 2007 and up to the date of this MD&A, the Company achieved the following significant milestones:

STRATEGIC ACQUISITION

     - ON MAY 9, 2007, THE COMPANY COMPLETED A TENDER OFFER (THE "OFFER") FOR 94% OF THE OUTSTANDING SHARES OF NEUROMEDIX INC. ("NEUROMEDIX"), a central nervous system ("CNS") focused biotechnology company. NeuroMedix's lead compound, Minozac, has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

AZD-103 - ALZHEIMER'S DISEASE:

     - TRANSITION AND ELAN PHARMA INTERNATIONAL LIMITED ("ELAN") SIGNED A US$200 MILLION GLOBAL COLLABORATION AGREEMENT TO DEVELOP AND COMMERCIALIZE THE ALZHEIMER'S DISEASE PRODUCT, AZD-103. Under the terms of the agreement, Transition has received an upfront payment of US$7.5 million and will receive an additional upfront payment of US$7.5 million in calendar 2007. Dependent upon the successful development, regulatory and commercial launch of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million and will share the costs of development and profits from commercialization;

     - RECEIVED CLEARANCE FROM THE UNITED STATES FOOD AND DRUG ADMINISTRATION ("FDA") TO COMMENCE PHASE I CLINICAL TRIALS to evaluate the pharmacokinetics and safety of escalating doses of AZD-103 in healthy volunteers;

     - POSITIVE RESULTS RELEASED FROM CANADIAN PHASE I CLINICAL TRIAL OF AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study;

     - FDA GRANTED FAST TRACK DESIGNATION FOR ALZHEIMER'S DISEASE DRUG CANDIDATE AZD-103/ ELND005 which is being developed in collaboration with Elan for the treatment of Alzheimer's disease. AZD-103/ELND005 is currently being evaluated in multiple Phase I clinical studies, and the companies anticipate starting Phase II clinical studies around the end of calendar 2007.

     I.N.T.(TM) - DIABETES:

     - TRANSITION RELEASES POSITIVE DATA FROM E1-I.N.T.(TM) CLINICAL TRIALS IN TYPE 1 AND TYPE 2 DIABETES. In these trials, type 1 and type 2 diabetes patients received daily treatments of diabetes regenerative product, E1-I.N.T.(TM) for 4 weeks and were followed for six months post-treatment. Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.(TM) significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones
          (TZD). Type 2 diabetes patients showed improvements in multiple important measures of blood glucose control including haemoglobin A1c (HbA1c) and fasting blood glucose. The HbA1c levels (a measure of blood glucose control over time) decreased by an average of 0.97% (p=0.0273) and 1.12% (p=0.0273) in months 2 and 3 post-treatment, respectively in type 2 diabetes patients with baseline HbA1c levels greater than or equal to 7%. In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.(TM) therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group;

     - TRANSITION RECEIVED THE REMAINING US$750,000 OF THE US$1 MILLION RELATING TO THE AMENDED I.N.T.(TM) LICENSE AGREEMENT BETWEEN THE COMPANY AND NOVO NORDISK A/S ("NOVO NORDISK") WHICH RESTATED THE RIGHTS AND RESPONSIBILITIES OF THE PARTIES. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

     - THE COMPANY AND THE JUVENILE DIABETES RESEARCH FOUNDATION INTERNATIONAL ("JDRF"), LOCATED IN THE UNITED STATES, ENTERED INTO AN AGREEMENT IN WHICH THE JDRF WILL PROVIDE MILESTONE DRIVEN FUNDING OF UP TO US$4 MILLION to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period.

     SUSTAINING FINANCIAL STRENGTH

     - COMPLETED A PRIVATE PLACEMENT FINANCING ISSUING 26,881,720 COMMON SHARES AT A PRICE OF $0.93 PER COMMON SHARE, RAISING GROSS PROCEEDS OF $25,000,000 FROM TWO FUNDS MANAGED BY GREAT POINT PARTNERS, LLC. The Company incurred total share issuance costs of $1,035,249, resulting in net cash proceeds of $23,964,751. These proceeds will provide Transition a solid financial foundation for the development of its lead products for the treatment of Alzheimer's disease and diabetes;

     - RECEIVED THE SECOND ANNIVERSARY PAYMENT OF $400,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc ("SCT");

     - Extinguished the indebtedness assumed related to the November 2005 Protana asset purchase.

The Company's cash, cash equivalents, and short term investments were $40,159,433 at March 31, 2007, and the net working capital position, excluding deferred revenue and advances was $40,664,473. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2010.

STRATEGIC COLLABORATION

In March 2006, Transition completed the acquisition of Ellipsis
Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition was the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms including cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize AZD-103. Under the terms of the agreement, Transition has received an upfront payment of US$7.5 million and will receive an additional upfront payment of US$7.5 million in calendar 2007. Dependent upon the successful development, regulatory and commercial launch of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of AZD-103.

The upfront payment received of $8,420,250 (US$7,500,000) from Elan has been recorded as deferred revenue and advances.

STRATEGIC ACQUISITION

On May 9, 2007, the Company completed a tender offer (the "Offer") for 94% of the outstanding shares of NeuroMedix Inc. ("NeuroMedix"), a central nervous system ("CNS") focused biotechnology company. NeuroMedix's lead compound, Minozac, has been shown to prevent neuronal dysfunction in animal models of Alzheimer's disease and traumatic brain injury.

As of the expiration of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and accepted for purchase, representing 94% of the outstanding shares of NeuroMedix. As the offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, Transition will exercise its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act to acquire the outstanding common shares of NeuroMedix not owned by Transition, by mailing a formal notice to all remaining NeuroMedix shareholders.

Following the completion of the compulsory acquisition, NeuroMedix will become a wholly-owned subsidiary of Transition. Transition will apply to have the NeuroMedix common shares delisted from the TSX Venture Exchange. Transition will also apply to have NeuroMedix cease to be a reporting issuer in Canada.

Consideration paid by Transition for 94% of the outstanding shares of NeuroMedix was in the form of Transition common shares. Under the Offer, NeuroMedix common shareholders received one common share of Transition for every 5.1429 NeuroMedix common shares tendered, resulting in the issuance of 5,804,118 Transition common shares, representing a deemed purchase price of approximately $9.3 million.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

AZD-103 FOR ALZHEIMER'S DISEASE

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and efficacy of escalating doses of AZD-103 in healthy volunteers. The study demonstrated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of AZD-103.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize AZD-103.

In April, Transition announced that the FDA granted Fast Track designation to the investigational drug candidate AZD-103/ELND005 which is being developed in collaboration with Elan. AZD-103/ELND005 is currently being evaluated in multiple Phase I clinical studies, and the companies anticipate starting Phase II clinical studies around the end of calendar 2007.

Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

EXPENDITURES FOR THE AZD-103 PROGRAM

During the three-month and nine-month periods ended March 31, 2007, the Company incurred direct research and development costs for this program as follows:

                        THREE-MONTH PERIOD ENDED   NINE-MONTH PERIOD ENDED
                           MARCH 31, 2007 (1)         MARCH 31, 2007 (1)
                        ------------------------   -----------------------
Preclinical studies             $330,845                  $  778,004
Clinical studies                $327,679                  $1,319,404
Manufacturing                   $155,164                  $  756,213
Other direct research           $ 30,506                  $  154,371
                                --------                  ----------
TOTAL                           $844,194                  $3,007,992
                                ========                  ==========

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. The costs are presented as gross amounts, prior to the reimbursement of development costs from Elan which have been netted against R&D expense ($364,372 for the three-month period ended March 31, 2007 and $1,711,304 for the nine-month period ended March 31, 2007).

I.N.T.(TM) FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products, E1-I.N.T.(TM) and GLP1-I.N.T.(TM). In March, 2007, the Company released positive data from its E1-I.N.T.(TM) exploratory Phase IIa clinical trials in type 1 and type 2 diabetes.

LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total US$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed GLP1-I.N.T.(TM) technology.

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo

Nordisk has in association with the execution of the amendment, paid the Company $552,650 [US$500,000] for the achievement of the first developmental milestone, which has been recognized as milestone revenue in the three-month period ended September 30, 2006. Additionally, the Company has received from Novo Nordisk $570,300 [US$500,000] in research and development funding in calendar 2006, of which the final payment of $279,050 [US$250,000] was received during the three-month period ended September 30, 2006.

The other financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totaling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the exploratory Phase IIa clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such an affirmative decision, the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

To date, under the Licensing Agreement, the Company received $1,968,580 [US$1,500,000] in up-front payments that have been recorded as deferred revenue and are being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the three-month period ended March 31, 2007 [three-month period ended March 31, 2006 - $32,811] and $98,433 for the nine-month period ended March 31, 2007 [nine-month period ended March 31, 2006 - $98,433]

In addition, the Company has received $1,191,025 [US$1,000,000] from Novo Nordisk in research and development funding as of March 31, 2007. Under the terms of the initial agreement, $385,671 [US$317,130] was spent on a joint research project in fiscals 2005 and 2006. As a result of the July 17, 2006 amendment to the Agreement, the Company has applied the remaining $805,354 [US$682,870] against patent costs incurred prior to the date of amendment as well as research and development costs incurred to date.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up.

In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. Data from the trial in type 2 diabetes patients demonstrated that E1-I.N.T.(TM) significantly lowered blood glucose levels for patients using metformin with/without thiazolidinediones (TZD). Type 2 diabetes patients showed improvements in multiple important measures of blood glucose control including haemoglobin A1c (HbA1c) and fasting blood glucose. The HbA1c levels (a measure of blood glucose control over time) decreased by an average of 0.97% (p=0.0273) and 1.12% (p=0.0273) in months 2 and 3 post-treatment, respectively in type 2 diabetes patients with baseline HbA1c levels greater than or equal to 7%.

In the type 1 diabetes study, 6 of 11 (54%) patients responded to E1-I.N.T.(TM) therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

These clinical data support the potential of gastrin as a therapeutic in combination with other diabetes therapies. Transition holds the exclusive rights to a series of proprietary gastrin based combination therapies including GLP1-I.N.T.(TM) (a combination of gastrin analogue, G1, and a GLP-1 analogue) and combination therapies of gastrins and DPP-IV inhibitors. Transition will accelerate the development of these combination therapies into clinical trials with type 1 and type 2 diabetes patients.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.(TM) over the next two years.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the three-month and nine-month periods ended March 31, 2007, the Company incurred direct research and development costs for this program as follows:

                        THREE-MONTH PERIOD ENDED   NINE-MONTH PERIOD ENDED
                           MARCH 31, 2007 (1)         MARCH 31, 2007 (1)
                        ------------------------   -----------------------
Pre-clinical studies           $  696,779                 $  993,840
Clinical studies               $  190,436                 $  622,336
Manufacturing                  $  118,368                 $  309,223
Other direct research          $    4,539                 $   91,323
                               ----------                 ----------
TOTAL                          $1,010,122                 $2,016,722
                               ==========                 ==========

Notes:

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead. The costs are presented as gross amounts, prior to the reimbursement of development costs from Novo Nordisk and the JDRF which have been netted against R&D expense ($635,238 for the three-month period ended March 31, 2007 and $1,370,153 for the nine-month period ended March 31, 2007).

OTHER PROGRAMS

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-"a" and ribavirin. The combination of EMZ702 with interferon-a and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-"a" and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial was designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-"a" and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels. Our next steps in the development of the product will be to seek a partner to perform a larger study to identify the optimal dosing regimen for this therapy.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the three-month and nine-month periods ended March 31, 2007, the Company incurred direct research and development costs for this program as follows:

                        THREE-MONTH PERIOD ENDED   NINE-MONTH PERIOD ENDED
                           MARCH 31, 2007 (1)         MARCH 31, 2007 (1)
                        ------------------------   -----------------------
Clinical studies                 $16,877                   $206,992
Manufacturing                    $14,409                   $ 78,450
Other direct research            $ 7,292                   $ 21,426
                                 -------                   --------
TOTAL                            $38,578                   $306,868
                                 =======                   ========

Notes:

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

DRUG DISCOVERY INITIATIVES

Transition has prioritized its drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:


  (STAGES OF DEVELOPMENT OF AZD-103, E1-I.N.T.(TM) AND GLP1-I.N.T.(TM) CHART)

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED MARCH 31, 2007

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2007, the Company recorded a net loss of $3,137,289 ($0.02 per common share) compared to a net loss of $6,536,992 ($0.05 per common share) for the three-month period ended March 31, 2006. The decrease in net loss of $3,399,703 or 52% is due to a reduction in research and development expense resulting from expense reimbursements from Novo Nordisk and the JDRF, reduction in amortization expense and an increase in interest income due to increased cash balances. The decrease in net loss was partially offset by increases in general and administrative expenses.

For the nine-month period ended March 31, 2007, the Company recorded a net loss of $9,969,925 ($0.06 per common share) compared to a net loss of $16,167,252 ($0.13 per common share) for the nine-month period ended March 31, 2006. The decrease in net loss of $6,197,327 or 38% resulted from the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc, and changes in temporary tax differences of the Company, resulting in a future income tax recovery of $2,729,422. Additionally, the decrease in net loss can also be attributed to a reduction in research and development expenses, the gain recognized on net assets transferred under contractual obligation, an increase in interest income due to increased cash balances, the milestone revenue relating to the amended Novo Nordisk agreement and a reduction in amortization expense. The decrease in net loss was partially offset by an increase in general and administrative expense.

RESEARCH AND DEVELOPMENT

Research and development expenses decreased to $1,614,001 for the three-month period ended March 31, 2007 from $3,245,901 for the three-month period ended March 31, 2006. For the nine-month period ended March 31, 2007, research and development expenses decreased to $5,033,509 from $7,063,034 for the same period in fiscal 2006.

These decreases were primarily the result of decreases in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) clinical trials, reimbursement of E1-I.N.T.(TM) development costs resulting from the amended Novo Nordisk agreement and the reimbursement by JDRF for a portion of the GLP1-I.N.T.(TM) development costs incurred, and a decrease in patent expenses. The decrease in research and development expense has been partially offset by an increase in AZD-103 development costs incurred.

The Company anticipates that research and development expenses will increase during the fourth quarter of fiscal 2007 as the Company will incur net development costs relating to advancing AZD-103 and GLP1-I.N.T.(TM) through clinical development as well as increased costs relating to the drug discovery platform.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $1,212,103 for the three-month period ended March 31, 2007 from $817,455 for the three-month period ended March 31, 2006. For the nine-month period ended March 31, 2007, general and administrative expenses increased to $3,293,459 from $2,264,199 for the same period in fiscal 2006.

These increases were primarily due to transaction costs associated with the Elan co-development agreement, expenses relating to the amalgamation of various subsidiaries, increased corporate development costs, increased option expenses and an increase in salaries and associated recruiting fees incurred to strengthen the finance and management teams.

The Company anticipates that general and administrative expenses will increase in the fourth quarter of fiscal 2007 as a result of corporate development activities.

AMORTIZATION

Amortization for the three-month period ended March 31, 2007, was $803,164 as compared to $2,345,414 for the three-month period ended March 31, 2006. For the nine-month period ended March 31, 2007, amortization was $6,237,197 as compared to $6,545,397 for the same period in fiscal 2006.

The decrease in amortization expense for the three-month period ended March 31, 2007 compared to the same period in fiscal 2006 is primarily due to the Waratah technology being fully amortized early in the third quarter of fiscal 2007.

The Company anticipates that amortization expense will decrease significantly in the fourth quarter as the Waratah technology is now fully amortized.

RECOVERY OF FUTURE INCOME TAXES

Recovery of future income taxes decreased to Nil from $46,072 for the three-month period ended March 31, 2007. For the nine-month period ended March 31, 2007, recovery of future income taxes was $2,729,422 as compared to $46,072 for the same period in fiscal 2006.

The majority of the increase in recovery of future income taxes for the nine-month period ended March 31, 2007 is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. As a result of the amalgamation, the Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity. Additional future income tax recovery also arose from changes in temporary differences.

The Company does not expect to record a future income tax recovery in the fourth quarter of fiscal 2007 as the future tax liability has been eliminated and the Company only recognizes future income tax assets to the extent they offset the future income tax liability or there is reasonable assurance that the future income tax assets will be realized.

INTEREST INCOME, NET

Interest income for the three-month period ended March 31, 2007, was $464,653 as compared to $101,154 for the three-month period ended March 31, 2006. For the nine-month period ended March 31, 2007, interest income was $920,317 as compared to $281,630 for the same period in fiscal 2006.

These increases primarily resulted from increased cash balances due to the November 2006 private placement and the upfront payment received from Elan. Interest income is expected to decrease slightly in the fourth quarter of fiscal 2007 as cash balances are reduced for normal course operating expenditures.

CAPITAL EXPENDITURES

During the three-month period ended March 31, 2007, the Company's capital expenditures decreased to $5,965 from $189,708 for the same period in fiscal 2006. During the nine-month period ended March 31, 2007, the Company's capital expenditures were $37,506, as compared to $274,828 for the nine-month period ended March 31, 2006. The expenditures during the first nine months of fiscal 2007 were primarily for leasehold improvements and computer equipment and software. The Company does not presently anticipate any significant increase in capital expenditures during the fourth quarter of fiscal 2007.

SCT ANNIVERSARY PAYMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000 and anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil.

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain in the consolidated statement of loss. Total payments received to date amount to $1,200,000 with $2,300,000 in anniversary payments remaining to be paid over the next two fiscal years.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2007.

                              FIRST       SECOND        THIRD       FOURTH
                             QUARTER      QUARTER      QUARTER      QUARTER
                           ----------   ----------   ----------   ----------
2007
Revenue                    $  585,461   $   32,811   $   32,811
                             Revised
Net loss                   $1,866,755   $4,965,881   $3,137,289
Basic and diluted net      $     0.01   $     0.03   $     0.02
   loss per Common Share
2006
Revenue                    $  114,901   $  190,651   $   32,811   $   32,811
                                                                    Revised
Net loss (1)               $4,322,288   $5,307,972   $6,536,992   $6,850,838
Basic and diluted net      $     0.04   $     0.04   $     0.05   $     0.04
   loss per Common Share
2005
Revenue                                                           $   32,811
Net loss (1)                                                      $4,515,199
Basic and diluted net
   loss per Common Share                                          $     0.04

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

With the exception of the first quarter fiscal 2007, the quarterly results of Transition have remained fairly stable with fluctuations primarily the result of changes in activity levels of the clinical trials being performed by the Company, losses of company transferred under contractual arrangement (SCT), recognition of equity losses relating to ENI, changes in the recovery of future income taxes, expensing of stock options and the strengthening of the Company's management team. The results for the first quarter fiscal

2007 are not representative of historical or expected near term earnings as the net loss was significantly positively impacted by the recovery of future income taxes resulting from the amalgamation of several Transition subsidiary companies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

RESEARCH INVENTORY

Research inventory, which is recorded at the lower of cost and net realizable value, represents material that will be used in future studies and clinical trials and will be recorded as research and development expense in the period used. Inventories are continually reviewed for slow moving, obsolete and excess materials. Inventory that is identified as slow-moving, obsolete or excess is evaluated to determine if an adjustment is required. A significant change to the Company's business model could have a significant impact on the value of inventory and results of operations.

VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology, patents and workforce. The cost of the Company's intangible assets are amortized over an estimated useful life of 5 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

REFUNDABLE INVESTMENT TAX CREDITS

The Company incurs research and development expenditures which are eligible for refundable investment tax credits from the provinces of Ontario and Quebec. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities and, accordingly these amounts may vary from the amounts recorded.

VALUATION ALLOWANCE FOR FUTURE TAX ASSETS

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

EQUITY BASED VALUATIONS

When the Company issues equity based instruments (i.e. stock options and exchange rights), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

RECOGNITION OF DEFERRED REVENUE

As a result of the Licensing Agreement, the Company has recorded deferred revenue which will be taken into income over the term of the Licensing Agreement. As the term of the Licensing Agreement is based on the life of the underlying patents, which varies among the patents, management has used its judgment to determine an appropriate period over which to recognize the deferred revenue. Actual results could differ materially from the estimates made by management. The first up-front payment received from Elan has been recorded as deferred revenue and advances and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

The Company has not adopted any new accounting policies during the nine-month period ended March 31, 2007.

RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in fiscal 2007 and beyond. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

SECTION 1506 - ACCOUNTING CHANGES

This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements, and the comparability of those financial statements over time and with the financial statements of other entities.

SECTION 1530 -COMPREHENSIVE INCOME

This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components.

SECTION 1535 - CAPITAL DISCLOSURES

This Section establishes standards for disclosing information about an entity's capital and how it is managed.

SECTION 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on specified criteria.

SECTIONS 3862 AND 3863 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

These new sections, 3862 (on disclosure) and 3863 (on presentation), replace section 3861, revising and enhancing its disclosure requirements, and carry forward unchanged its presentation requirements. These sections establish standards for presentation of financial instruments and non-financial derivatives, and identify the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at March 31, 2007, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting during the nine-month period ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone and licensing fees, management fees relating to ENI and a gain from the net assets of SCT transferred under contractual arrangement. The Company has incurred a cumulative deficit to March 31, 2007 of $79,474,105. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits and short-term investments.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position excluding deferred revenue and advances were $40,159,433 and $40,664,473 respectively, at March 31, 2007, increased significantly from June 30, 2006 balances of $15,005,437 and $14,286,044, respectively. The increase is the net result of the net proceeds from the November private placement in the amount of $23,964,751, the $8,420,250 (US$7,500,000) upfront payment received from Elan, the milestone payment received from Novo Nordisk in the amount of $552,650, as well as, the second anniversary payment from the sale of SCT of $400,000, partially offset by expenditures incurred during the nine-month period ended March 31, 2007.

The Company now believes that it has adequate financial resources for anticipated expenditures until early fiscal 2010.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

The Company extinguished the indebtedness assumed relating to the November 2005 Protana asset purchase through final payments disbursed in the three-month period ended September 30, 2006.

During the three-month period ended December 31, 2006 the Company closed on a private placement financing issuing 26,881,720 common shares at a price of $0.93 per common share, raising gross proceeds of $25,000,000 from two funds managed by Great Point Partners, LLC. The Company incurred total share issuance costs of $1,035,249, resulting in net cash proceeds of $23,964,751. The proceeds from the offering are planned to be used to fund Transition's clinical studies, research and product development, working capital and general corporate purposes.

CONTRACTUAL OBLIGATIONS

At March 31, 2007, the Company is committed to aggregate expenditures of $158,000 under its collaboration agreements. In addition, the Company is committed to aggregate expenditures of approximately $3,350,000 for clinical and toxicity studies to be completed during fiscal 2007, and approximately $1,151,000 for manufacturing agreements. Of these commitments, approximately $308,000 of the clinical and toxicity studies obligation and $756,000 of the manufacturing obligation relate to Elan's share of the committed AZD-103 development cost.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at May 14, 2007 the Company had 190,671,942 common shares outstanding.

STOCK OPTIONS

As at May 14, 2007, the Company has 5,325,865 stock options outstanding with exercise prices ranging from $0.28 to $2.00 and expiry dates ranging from June 25, 2007 to January 1, 2012. At May 14, 2006, on an if-converted basis, these stock options would result in the issuance of 5,325,865 common shares at an aggregate exercise price of $3,953,995.

RISKS AND UNCERTAINTIES

The Company's risks and uncertainties are as described in the Company's annual MD&A, which can be found on SEDAR at www.sedar.com.